News Release



Sun Life Announces Dividend Rates on Class A Non-Cumulative Rate Reset Preferred Shares Series 8R and Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR

TORONTO, ON - (May 30, 2025) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced the applicable dividend rates for its Class A Non-Cumulative Rate Reset Preferred Shares Series 8R (the "Series 8R Shares") and Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (the "Series 9QR Shares").

With respect to any Series 8R Shares that remain outstanding after June 30, 2025, commencing as of such date, holders thereof will be entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Sun Life and subject to the *Insurance Companies Act* (Canada). The dividend rate for the five-year period commencing on June 30, 2025 to but excluding June 30, 2030 will be 4.230% per annum or $0.264375 per share per quarter, being equal to the sum of the Government of Canada Yield, as defined in the terms of the Series 8R Shares, on Friday, May 30, 2025 plus 1.41%, as determined in accordance with the terms of the Series 8R Shares.

With respect to any Series 9QR Shares that remain outstanding after June 30, 2025, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Sun Life and subject to the *Insurance Companies Act* (Canada), based on a dividend rate equal to the sum of the T-Bill Rate, as defined in the terms of the Series 9QR Shares, plus 1.41% (calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365 days), subject to certain adjustments in accordance with the terms of the Series 9QR Shares. The dividend rate for the period commencing on June 30, 2025 to but excluding September 30, 2025 will be equal to 4.054% per annum or $0.255458 per share, as determined in accordance with the terms of the Series 9QR Shares.

Beneficial owners of Series 8R Shares and Series 9QR Shares who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions in order to meet the deadline to exercise such right, which is 5:00 p.m. (ET) on Monday, June 16, 2025.

The Series 8R Shares and the Series 9QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2025, Sun Life had total assets under management of $1.55 trillion. For more information, please visit sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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To contact Sun Life media relations, please email *Media.Relations@sunlife.com*

To contact Sun Life investor relations, please email *Investor_Relations@sunlife.com*